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                              TRITON SYSTEMS, INC.
                            522 EAST RAILROAD STREET
                              LONG BEACH, MS 39560


                                                          April 23, 1997

BY EDGAR
--------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Triton Systems, Inc. - Registration Statement on Form 8-A
     ---------------------------------------------------------
     (File No. 0-22181)
     ------------------

Ladies and Gentlemen:

     We are writing to apply for the withdrawal of the Registration Statement on Form 8-A (Reg. No. 0-22181) (the "Form 8-A") of Triton Systems, Inc. (the "Company"). The Form 8-A was filed on February 27, 1997 with the expectation that the Company's Registration Statement on Form S-1 (Reg. No. 333-20577) with respect to the registration under the Securities Act of 1933 of shares of the Company's common stock would be effective within 60 days of the filing of the Form 8-A, and that the effective date of the Form 8-A would be accelerated to the effective date of the Registration Statement on Form S-1 referenced above. However, the Registration Statement on Form S-1 will not be effective within such 60 day period, and the Company hereby respectfully requests that the Commission consent to the withdrawal of the Form 8-A, effective immediately. The Company believes that such withdrawal is consistent with the public interest and the protection of investors. Prior to the anticipated effective date of the Company's Registration Statement on Form S-1, the Company will refile its Form 8-A.

     The Company would be pleased to provide additional information to the Commission to the extent it has subsequent questions or comments. Kindly address any such questions or comments to Michael J. Riccio, Jr. or Thomas M. Camp of Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110, telephone number (617) 951-6600.

                                    TRITON SYSTEMS, INC.



                                    By: /s/ JEFFREY A. BANDROWSKI
                                        ---------------------------------------
                                        Jeffrey A. Bandrowski, Vice President -
                                        Chief Financial Officer